OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

INTEGRATED BUSINESS SYSTEMS AND SERVICES, INC.

(Name of Issuer)

Common Stock, No Par Value Per Share

(Title of Class of Securities)

45810X102

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 45810X102			Page 2 of 5 pages

1.	Name of Reporting Person: Stuart E. Massey		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 3,411,252

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 3,411,252

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,411,252

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 9.81%

12.	Type of Reporting Person: IN

CUSIP No. 45810X102	13G	Page 3 of 5 pages

Item 1(a)	Name of Issuer:

Integrated Business Systems and Services, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1601 Shop Road, Suite E, Columbia, SC 29201

Item 2(a).	Name of Person Filing:

Stuart E. Massey

Item 2(b).	Address of Principal Business Office or, if None, Residence:

1601 Shop Road, Suite E, Columbia, SC 29201

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, no par value

Item 2(e).	CUSIP Number:

45810X102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP No. 45810X102	13G	Page 4 of 5 pages

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J ).

Item 4.	Ownership.

(a)	Amount beneficially owned:

3,411,252 shares of Common Stock, no par value

(b)	Percent of class:

9.81% of Common Stock

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

3,411,252

(ii) Shared power to vote or to direct the vote

-0-

(iii) Sole power to dispose or to direct the disposition of

3,411,252

(iv) Shared power to dispose or to direct the disposition of

-0-

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

CUSIP No. 45810X102	13G	Page 5 of 5 pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: February 14, 2005

     /s/ Stuart E. Massey
     Stuart E. Massey
     Executive Vice President and Secretary